UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 39)*

AVALON HOLDINGS CORPORATION

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

0534P109

(CUSIP Number)

Anil Choudary Nalluri, M.D.

3954 Montereale Drive

Canfield Ohio 44406

330-783-1147

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16th 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05343P109	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anil Choudary Nalluri
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,092,356
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,092,356
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,092,356
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
14.	Type of Reporting Person (See Instructions) IN

2

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the Class A Common Stock, $0.01 par value (the “Common Stock”) of Avalon Holdings Corporation, an Ohio corporation (the “Issuer”), whose principal executive offices are located at One American Way, Warren, Ohio 44484.

Item 2.	Identity and Background

This statement is filed by Anil Choudary Nalluri (“Dr. Nalluri” or the “Reporting Person”) on behalf of himself and his wife, Parvati Nalluri and various accounts controlled by them. Dr Nalluri’s principal business address is 3954 Montereale Drive Canfield Ohio 44406. Dr. Nalluri’s principal occupation is practicing in the field of psychiatry. During the past five years, Dr. Nalluri has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judical or administrative body of competent jurisdiction, as a result of which Dr. Nalluri was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Nalluri is a United States citizen.

3

Item 3.	Source and Amount of Funds or Other Consideration

Dr. Nalluri’s purchases of shares of Common Stock have all been made with his personal funds.

Item 4.	Purpose of Transaction

The purpose of this filing is to state that Dr. Nalluri is the beneficial owner of greater than 20% of the Common Stock of the issuer.

Doctor Nalluri does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Nalluri reserves the right to change plans and take any and all actions that Dr. Nalluri may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or fomulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Nalluri is light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) Dr. Nalluri beneficially owns 1,092,356 shares of Common Stock, which is equal to approximately 33.226% of the outstanding shares, based on information from the Issuer that 3,287,647 Class A shares of Common Stock are outstanding as of March 13, 2023.

(b) Dr. Nalluri has sole voting and dispositive power for all such shares of Common Stock held record by him.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to be Filed as Exhibits

Not applicable

Item 8.	Submission of Shareholders Proposals for 2024 Proxy Statement

Not applicable

4

Date: August 16th 2024

Signature	/s/ Anil Choudary Nalluri, M.D.
Name/Title:	Anil Choudary Nalluri, M.D.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

5

Manage Subscnpt1ons DOW 39,782.93 A. 17.29 (0.04%) NASDAQ 17,248.6 A. 60.99 (0.35%) S&P 500 5,446.6 A 12.17 (0.22%) os of 09:31 AM ET log Oft E* TRADE’ Morgan Platinum SUpport v Alerts Documents ~ Profile from SIMlley Complete VIew Portfolios Watch Lists Orders Balances Transactions Banking Tax Center Documents v Dividend Reinvestment Anil & Parvati Nalluri Transactions 3954 Montereale Drive C Refresh August 14, 2024 9:31 AM ET C» Help & ! Canfield Ohio 44408 Transactions Check SUmmary Deposit Summary Categories Reports Available on Margin > Showmore Available fOf Withdrawal Available Cash [ Bod1palem -8501 $10,171.25 $4,098.19 $6,073.06 Transaction Time period From To l All Types v Custom v r ~ 01/02/2024 ~08/14/2024 v Filters _j Security type Symbol Description Orderf Check Show r- II Non-cash [ All Types v transact1ons C Sweep acllvrt1es Apply Brokerage Update D1sclosure <D Dute ... Type Chuck/Deposit lrnagu Desc·Jpl !OII Cattgollu& A1noun1 08/13/24 Bought 1500 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.39 (Order 110009) unassrgned -3,585.( 08/13/24 Bought 3200 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.34 (Order 110000) Unassrgned -7,488( Bought 1500 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.16 (Order 19949) Un8SS1gned -3.240.( 07/08/24 06/28/24 Bought 264 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.20 (Order 19945) Unass1gned -580.1 Bought 4 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.16 (Order 19944) Unassigned -8. 06/28/24 06/28/24 Bought 129 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.15 (Order 19944) Unassigned -2n. Bought 600 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.1599 (Order 19943) Unassigned -1,295. 06/28/24 06/28/24 Bought 399 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.1598 (Order 19943) Unass1gned -861 Bought 180 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.14 (Order 19938) Unass1gned -385~ 06/20/2A Bought 1100 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.15 (Order t9937) Unass1gned -2,365.1 06/20/24 Bought 1000 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.14 (Order 19936) Unassigned ·2.140.1 06/20/24 Bought 220 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2 1474 (Order 9932) Unass1gned -472. 06/20/24 06/20/2A Bought S99 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.14 (Order 19931) unassigned -2.137. 2000 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.158 (Order 119930) Unassigned -4,316.1 06/20/24 Bought 200 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.14 (Order 119928) Unasstgned -428.1 06/20/24 Bought 900 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.152 (Order 19928) Unassigned -1.936 06/20/24 Bought Bought 700 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.14 (Order 19926) Un&SSlgned -1.498.’ 06/20/24 800 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.1516 (Order W9926) Unass1gned -1,721. 06/20/24 Bought

f- Manage Subscriptions 06/20/24 Bought 1100 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.15 (Order 19937) Unassigned ·2,365.( 06/20/24 Bought 1000 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.14 (Order 19936) Unassigned ·2.140.( 06/20/24 Bought 220 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.1474 (Order 19932) Unass.1gned -47V 06/20/24 Bought 999 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.14 (Order 19931) Unass1gned ·2,137f 06/20/24 Bought 2000 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.158 (Order 19930) Unass1gned ·4.316.( 06/20/24 Bought 200 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.14 (Order 19928) Unass1gned -428.( 06/20/24 Bought 900 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.152 (Order 19928) Unass1gned ·1,936.€ 06/20/24 Bought 700 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.14 (Order 19926) Unassigned ·1.498.( 06/20/24 Bought 800 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.1516 (Order 419926) Unassigned ·1.721~ 06/20/24 Bought m of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.14 (Order 19924) Unassigned ·1,662.~ 06/20/24 Bought 1300 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.14 (Order 19923) Unasstgned ·2.782.( 06/12/24 Bought 220 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.35 (Order t9921) Unassigned ·517.C 05/30/24 Bought 400 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.45 (Order 19916) Unassrgned ·980.0 05/29/24 Bought 999 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.37 (Order 19915) Unassigned ·2.367.f 05{19/24 Bought 700 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.3799 (Order 19914) Unass1gned ·1,665.S 05/29/24 Bought 200 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.37 (Order 19914) Unassrgned ·474.0 05/28/24 Bought 999 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.265 (Order 19911) Unassigned ·2.262.1 05(28/24 Bought 900 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.2867 (Order 19910) UnaS8tgned ·2,058.0 05(28/24 Bought 999 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.2781 (Order “9909) Unassigned ·2.275.E 05/24/24 Bought 1 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.36 (Order 19907) Unassigned ·2.3 05/24/24 Bought 305 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.3599 (Order 19907) Unass1gned -719 . 05/24/24 Bought 765 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.40 (Order 19906) Unass1gned ·1.836.0 05(24!24 Bought 234 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.388 (Order 19906) Unass1gned ·558.i 05/24/24 Bought 666 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.40 (Order 19905) Unasstgned ·1,598.4 05/24/24 Bought 705 ol AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.4599 (Order 19904) Unasstgned -1,734. 05/24!24 Bought 294 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.45 (Order 19904) Unasaigned ·720.3 05/24/24 Bought 900 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.45 (Order 19903) Unassigned ·2,205.0 05/24/24 Bought 200 of AVALON HOlDINGS CORP UNSOLICITED TRADE@ $2.47 (Order 19902) Unassigned ·494.0 05/24(24 Bought 799 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.4176 (Order 19902) Unassigned ·1,931.6 05/24/24 Bought 900 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.45 (Order 19901) UnasSigned ·2.205.0 05/24/24 Bought 999 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.40 (Order 19900) Unass1gned ·2.397.6 05(24/24 Bought 300 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.45 (Order 19899) Unass1gned -735.0 05(23/24 Bought 54 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.40 (Order 9896) Unass1gned ·129.6 05/23/24 Bought 100 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.40 (Order 19895) Unasstgned ·240.0 05/22/24 Bought 185 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.41 (Order f9885) Unass1gned ·445.8 05/22/24 Bought 600 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.4099 (Order 19885) Unassigned ·1,445.9 05/22/24 Bought 115 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.40 (Order 19885) Unass1gned ·276.0 05/21(24 Bought 761 of AVALON HOLDINGS CORP UNSOLICITED TRADE@ $2.36 (Order 19882) UnaSSigned ·1.795.9 Bought 238 of AVALON HOLDINGS CORP UNSOLICITED TRADE @ $2.3939 (Order W9882) Unasstgned -569.7 05/21/24

Manage Subscnpt1ons 06/20/24 Bought m of AWX@ $2.14 (Orde~ 19924) Unass~gned ·1,662.78 06/20/24 Bought 1300 of AWX @ $2.14 (Order 9923) unassigned ·2.782.00 06/12/2A Bought 220 of AWX @ $2.35 (Order 19921) Unassigned -517.00 05/30/24 Bought 400 of AWX @ $2.45 (Order 19916) Unasstgned -980.00 05/29/24 Bought 999 of AWX@ $2.37 (Order 19915) Unassigned ·2,367.63 05/29/24 Bought 700 of AWX@ $2.3799 (Ordet 19914) Unasstgned ·1.66593 05/29/24 Bought 200 of AWX @ $2.37 (Order 19914) Unassigned ·474.00 05/28/24 Bought 999 of AWX @ $2.265 (Order #9911) Unassigned ·2.262.74 05/28/24 Bought 900 of AWX @ $2.2867 (Order 19910) Unassigned ·2,058.03 05/28/24 Bought 999 of AWX @ $2.2781 (Order 19909) Unassigned -2.27582 Bought 1 of AWX @ $2.36 (Order 19907) Unasstgned -2.36 05/24/24 Bought 305 of AWX @ $2.3599 (Order 19907) Unasstgned -ns.n 05/24/24 Bought 765 of AWX @ $2 40 (Order t9906) Unas&~gnod -1.836 00 05/24/24 Bought 234 of AWX @ $2.388 (Order “9906) Unassigned -558.79 05/24/24 666 of AWX@ $2.40 (Order 19905) Unassigned -1,598.AO 05/2A/24 Bought 705 of AWX @ $2.4599 (Order 19904) Unass1gned -1.734.23 05/24/24 Bought 294 of AWX @ $2A5 (Order 19904) Unassigned -720.30 05/24/24 Bought 900 of AWX @ $2.45 (Order 119903) Unasstgned -2.205.00 05/24/24 Bought 200 of AWX @ $2.47 (Order 19902) Unassigned -494.00 05/24/24 Bought 799 of AWX @ $2.4176 (Order 19902) Unasstgned -1,931.66 05/24/24 Bought 900 of AWX@ $2.45 (Order 19901) Unassigned -2.205.00 05/24/24 Bought 999 of AWX @ $2.40 (Order 19900) Unasstgned -2.39760 05/24/24 Bought 300 of AWX @ $2.45 (Order 19899) Unasstgned -735.00 05/24/24 Bought 54 of AWX @ $2.40 (Order 19896) Unassigned -129.60 05/23/24 Bought 100 of AWX@ $2.40 (Order 19895) Unassigned -240.00 05/23/24 Bought 185 of AWX@ $2.41 (Order 19885) Unassigned -445.85 05/22/24 Bought 600 of AWX @ $2.4099 (Order 19885) Unli$$tgned -1,445.94 05/22/24 Bought 115 of AWX @ $2.40 (Order 19885) Unassigned -276.00 05/22/24 Bought 761 of AWX @ $2.36 (Order 19882) Unassigned -1,795.96 05/21/24 Bought 238 of AWX@ $2.3939 (Order 19882) unassigned -569.75 05/Zl/24 Bought 900 of AWX @ $2.3949 (Order 19881) Unassigned -2.155.41 05/21/24 Bought 900 of AWX @ $2.3949 (Order 19880) Unass1gned -2.155.41 05/Zl/24 Bought 9 of AWX @ $2.39 (Order 19873) Unass1gned ·21.51 05/17/2A Bought 591 of AWX@ $2.40 (Otder 19873) Unasstgned -1.41840 05/17/24 Bought 300 of AWX @ $2.35 (Order 19873) Unassigned -705.00 05/17/24 Bought 400 of AWX @ $2.40 (Order f9872) Unassigned -96000 05/17/24 Bought 400 of AWX @ $2.35 (Order 19872) Unassigned -940.00 05/17/24 Bought 900 of AWX @ $2.3928 (Order 119871) Unassigned ·2,153.52 05/17/24 Bought 999 of AWX @ $2.35 (Order 19870) Unasstgned -2.34765 05/17/24 Bought 900 of AWX @ $2.35 (Order 119869) Unassigned -2.115.00 05/17/24 Bought

f- Manage Subscnptions ‘ · I.!’ - :‘1 ·~ 05/‘ll/24 Bought 238 of AWX @ $2.3939 (Order 19882) Unassigned ·569.; 05/21/24 Bought 900 of AWX @ $2.3949 (Order 19881) Unassigned -2,155.· 05/‘ll/24 Bought 900 of AWX @ $2.3949 (Order 19880) Unassrgned ·2,155.· 05/17/24 Bought 9 of AWX @ $2.39 (Order 19873) Unassigned ·21.! 05/17/24 Bought 591 of AWX @ $2.40 (Order 49873) Unassrgned ·1.418.4 05/17/24 Bought 300 of AWX @ $2.35 (Order 19873) Unassigned ·705.0 05/17/24 Bought 400 of AWX @ $2.40 (Order 19872) Unassrgned ·960.0 05/17/24 Bought 400 of AWX @ $2.35 (Order 19872) Unassigned -940.0 05/17/24 Bought 900 of AWX @ $2.3928 (Order t9871) Unassigned ·2.153.! 05/17/24 Bought 999 of AWX @ $2.35 (Order 19870) Unassigned ·2,347.! 05/17/24 Bought 900 of AWX @ $2.35 (Order 119869) Unassigned ·2,115.0 04/10/24 Bought 234 of AWX @ $2.2875 (Order 9829) Unassrgned ·535.i 04/09/24 Bought 400 of AWX @ $2.35 (Order 19828) Unassigned -940.0 0 4/09/24 Bought 100 of AWX @ $2.3499 (Order 19828) Unassigned ·234.9 04/09/24 Bought 500 of AWX @ $2.275 (Order 19827) Unassigned ·1,137.5 04/09/24 Bought 500 of AWX @ $2.2929 (Order 19826) Unassigned -1,146A 04/09/24 Bought 100 of AWX @ $2.34 (Order 19825) Unassigned ·234.0 04/09/24 Bought 400 of AWX @ $2.275 (Order M-9825) Unassigned -910.0 04/08/24 Bought 100 of AWX @ $2.35 (Order 19823) Unassrgned ·235.0 04/04/24 Bought 200 of AWX @ $2.32 (Order 19821) Unassigned -464.0 04/04/24 Bought 900 of AWX @ $2.33 (Order 19820) Unassrgned ·2,097.0 04/04/24 Bought 900 of AWX @ $2.4071 (Order 19819) Unassigned ·2.166.3 04/03/24 Bought 200 of AWX@ $2.3197 (Order #9815) Unassigned -463.S 04/03/24 Bought 200 of AWX @ $2.3199 (Order 19815) Unassigned -463.9 04/03/24 Bought 300 of AWX @ $2.31 (Order 19815) Unassigned ·693.0 04/03/24 Bought 200 of AWX @ $2.265 (Order f9815) Unasstgned -453.0 04/03/24 Bought 900 of AWX@ $2.2826 (Order 19814) Unassrgned ·2.054.~ 04/03/24 Bought 800 of AWX@ $2.2903 (Order 19813) Unassigned ·1,832. 04/03/24 Bought 900 of AWX@ $2.265 (Order 19812) Unassigned ·2,038.5 04/02/24 Bought 1n of AWX@ $2.31 (Order *9811) Unassigned -408.! 04/02/24 Bought 900 of AWX @ $2.40 (Order 19810) Unassigned ·2,160.0 0 4/02/24 Bought 572 of AWX @ $2.3663 (Order 19809) Unassigned ·1,353.~ 04/02/24 Bought 328 of AWX @ $2.40 (Order 19809) Unass1gned -787.2 04/01/24 Bought 29 of AWX@ $2.35 (Order 19808) Unassigned ·68.1 04/01/24 Bought 793 of AWX @ $2.305 (Order 19807) Unassigned ·1,827.f 04/01/24 Bought 107 of AWX @ $2.30 (Order 19806) Unassigned ·246.1 03/22/24 Bought 700 of AWX @ $2.44 (Order 19800) Unassigned ·1.708.0 03/22/24 Bought 50 of AWX @ $2.42 (Order t9799) Unassrgned -121.0 03/22/24 Bought 200 of AWX @ $2.3299 (Order ll9797) Unassigned ·465.S

f- Manage Subscnpt ions 04/03/24 Bought 800 of AWX @ $2.2903 (Order 19813) Unass1gned ·1,832.~ 04/03/24 Bought 900 of AWX @ $2.265 (Order f9812) Unassigned -2.038.~ 04/02/24 Bought 1n of AWX@ $2.31 (Order 19811) Unass1gned -408.1 04/02/24 Bought 900 of AWX@ $2.40 (Order 19810) Unassigned -2,160.0 04/02/24 Bought 572 of AWX @ $2.3663 (Order 19809) Unassigned -1.353.! 04/02/24 Bought 328 of AWX @ $2.40 (Order 19809) Unassigned -787.2 04/01/24 Bought 29 of AWX @ $2.35 (Order 19808) Unassigned -68: 04/01/24 Bought 793 of AWX @ $2.305 (Order 19807) Unass1gned -1,827.1 04/01/24 Bought 107 of AWX@ $2.30 (Order 19806) Unassigned -246.1 03/22/24 Bought 700 of AWX@ $2.44 (Order 19800) Unass1gned -1,708.( 03/22/24 Bought 50 of AWX @ $2.42 (Order #9799) Unassigned -121.0 03/22/24 Bought 200 of AWX@ $2.3299 (Order 9797) Unassigned -465.S 03/22/24 Bought 567 of AWX @ $2.335 (Order 19796) Unassigned -1,323.5 03/22/24 Bought 58 of AWX @ $2.35 (Order 19796) Unassigned -136.3 03/22/24 Bought 2 of AWX @ $2.27 (Order 19796) Unassigned -4.5 03/22/24 Bought 100 of AWX @ $2.335 (Order 19795) Unassigned -233.5 03/22/24 Bought 300 of AWX @ $2.35 (Order 19794) Unassigned -705.0 03/21/24 Bought 182 of AWX @ $2.4199 (Order 19791) Unassigned -440A 03/20/24 Bought 425 of AWX @ $2.4017 (Order 19784) Unassigned -1.020.i 03/20/24 Bought 800 of AWX @ $2.355 (Order 19781) Unassigned ·1,884.0 03/20/24 Bought 1400 of AWX @ $2.4399 (Order t9781) Unassigned -3,415.8 03/18/24 Bought 49 of AWX @ $2.38 (Order 19n6) Unassigned -116.€ 03/lB/24 Bought 989 of AWX @ $2.3799 (Order t9n6) Unassigned -2,353.7 03nB/24 Bought 62 of AWX @ $2.37 (Order M9n6) Unassigned -146.9 03/18/24 Bought 999 of AWX @ $2.3595 (Order 19775) Unass1gned -2.357.1 03/11/24 Bought 162 of AWX @ $2.383 (Order 19n4) Unassigned -386.C 03/11/24 Bought 999 of AWX @ $2.3878 (Order 19773) Unassigned ·2.385.’ 03/11/24 Bought 605 of AWX @ $2.34 (Order sn2) Unassigned -1.415.] 03/11/24 Bought 600 of AWX@ $2.295 (Order t9771) Unassigned ·1,377.0 03/11/24 Bought 210 of AWX @ $2.34 (Order 9n1) Unassigned -491.4 03/11/24 Bought 999 of AWX@ $2.295 (Order t9nO) Unassigned -2,292: 03/06/24 Bought 900 of AWX@ $2.4199 (Order ‘9767) Unassigned -2.177.! 03/06/24 Bought 999 of AWX @ $2.3899 (Order t9765) Unassigned -2.387.! 03/06/24 Bought 223 of AWX @ $2.38 (Order 9764) Unassigned -530.~

3:57 AM Fri Jun 21 74%

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Symbol: AWX

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Brokerage Update Disclosure ⓘ

Date ▾	Type	Check/Deposit Image	Description	Categories	Amount
03/06/24	Bought		511 of AWX @ $2.38 (Order #9763)	Unassigned	-1,216.
03/06/24	Bought		389 of AWX @ $2.3799 (Order #9763)	Unassigned	-925.
02/29/24	Bought		400 of AWX @ $2.42 (Order #9761)	Unassigned	-968.
02/29/24	Bought		1400 of AWX @ $2.4199 (Order #9761)	Unassigned	-3,387.
02/29/24	Bought		200 of AWX @ $2.41 (Order #9761)	Unassigned	-482.
02/28/24	Bought		28 of AWX @ $2.455 (Order #9758)	Unassigned	-68.
02/28/24	Bought		446 of AWX @ $2.51 (Order #9758)	Unassigned	-1,119.
02/28/24	Bought		326 of AWX @ $2.50 (Order #9758)	Unassigned	-815.
02/28/24	Bought		272 of AWX @ $2.2699 (Order #9756)	Unassigned	-617.
02/15/24	Bought		200 of AWX @ $2.3275 (Order #9749)	Unassigned	-465.
02/15/24	Bought		200 of AWX @ $2.35 (Order #9749)	Unassigned	-470.
02/15/24	Bought		1 of AWX @ $2.349 (Order #9748)	Unassigned	-2.
02/15/24	Bought		65 of AWX @ $2.33 (Order #9748)	Unassigned	-151.
02/15/24	Bought		184 of AWX @ $2.3499 (Order #9748)	Unassigned	-432.
02/15/24	Bought		50 of AWX @ $2.34 (Order #9748)	Unassigned	-117.
02/15/24	Bought		300 of AWX @ $2.30 (Order #9747)	Unassigned	-690.

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,—~” I 1 . 7 1—~ Manage Subscnpt1ons 0 Sweep activities Apply Brokerage Update D1sclosure Q Date Type Check/Deposit Image Descllplir)n Ca1egor1es An U“l 06/20/24 Bought 1BO of AWX @ $2.14 (Order 19938) Unass1gned -385.2 06/20/24 Bought 1100 of AWX @ $2.15 (Order 9937) Unassigned -2,365.0 06120/24 Bought 1000 of AWX @ $2.14 (Order 19936) Unass1gned -2,140.0 06/20/24 Bought 220 of AWX@ $2.1474 (Order 19932) Unass1gned -4724 06/20/24 Bought 999 of AWX @ $2.14 (Order 19931) Unassigned -2,137.8 06/20/24 Bought 2000 of AWX@ $2.158 (Order 19930) Unass1gned -4,316.0 06/20/24 Bought 200 of AWX @ $2.14 (Order 19928) Unassigned -428.0 06/20/24 Bought 900 of AWX @ $2.152 (Order 19928) Unass1gned -1.9368 06/20/24 Bought 700 of AWX@ $2.14 (Order t9926) Unassigned -1A98.0 06/20/24 Bought 800 of AWX@ $2.1516 (Order 19926) Unass1gned -1,721.2 06/20/24 Bought m of AWX @ $2.14 (Order 19924) Unass1gned -1,662.7 06/20/24 Bought 1300 of AWX @ $2.14 (Order 19923) Unassigned -2,782.0 06/12/24 Bought 220 of AWX@ $2.35 (Order 19921) Unassigned ·517.0 05/30/24 Bought 400 of AWX @ $2.45 (Order 19916) Unassigned -980.0 05/29/24 Bought 999 of AWX @ $2.37 (Order 19915) Unassigned -2,367.€ 05/29/24 Bought 700 of AWX @ $2.3799 (Order 9914) Unassigned -1,665.5 Bought 200 of AWX@ $2.37 (Order 19914) Unass1gned -474.0 05/29124 05/28/24 Bought 999 of AWX @ $2.265 (Order 19911) Unass1gned -2.262.: Bought 900 of AWX @ $2.2867 (Order 19910) Unassigned -2,058.( 05/28/24 05/28/24 Bought 999 of AWX @ $ 2.2781 (Order 19909) Unass1gned 2.275.1 05/24/24 Bought 1 of AWX@ $2.36 (Order 19907) Unassigned -2.’’ 05/24/24 Bought 305 of AWX @ $2.3599 (Order 19907) Unassigned -719. Bought 765 of AWX @ $2.40 (Order 9906) Unassigned -1,836.( 05/24/24 234 of AWX@ $2.388 (Order t9906) Unassigned -558 ‘ 05/24/24 Bought Bought 666 of AWX @ $2.40 (Order t9905) Unamgned -1.598. 05/24/24 705 of AWX @ $2.4599 (Order 19904) Unassigned -1,734.. 05/24/24 Boug ht Bought 294 of AWX @ $2.45 (Order 19904) Unassigned -720~ 05/24/24 900 of AWX @ $2.45 (Order 19903) Unassigned -2,205.( 05/24/24 Bought 200 of AWX @ $2.47 (Order 19902) Unassigned -494.( 06/24/24 Bought 799 of AWX@ $2.4176 (Order 19902) Unass1gned -1,931.1 05/24/24 Bought 900 of AWX @ $2.45 (Order 19901) Unassigned -2.205.( 05/24124 Bought Bought 999 of AWX @ $2.40 (Order 19900) Unass1gned -2.397.1 05/24/24 300 of AWX @ $2.45 (Order t9899) Unassigned -735.1 05/24/24 Bought 54 o f AWX (ci) $2.40 COrder f9896l Unassioned 1291 05/23/24 Bouoht

Manage Subscnptions Transactions Check Summary Deposit Summary Categories Reports Available for Wrthdrawal Available Cash Available on Margin > Showmore Bodipalem -8501 v $35.70 $35.70 $0.00 Transaction Time period From To I ..._ A _ II_ TY _P _es .____ v ___ ,j I Custom v 1 1 t:~ 01/12/2024 _j ~06/21/2024 “’ Filters Security type Symbol Description Order II Check# Show II Non-cash ~ transactions 0 Sweep act1vit1es Apply Brokerage Update D1sclosure <D Date ... Type Check/Deposit Image Descnpt1on Categones Amount 06/20/24 Bought 180 of AWX @ $2.14 (Order 119g38) Unassigned -385.2 06/20/24 Bought 1100 of AWX@ $2.15 (Order 1gg37) Unassigned ·2,365.0 06/20/24 Bought 1000 of AWX @ $2.14 (Order rgg36) Unassigned -2,140.0 06/20/24 Bought 220 of AWX @ $2.1474 (Order 119932) Unassigned -472.4 06/20/24 Bought g9g of AWX@ $2.14 (Order 119931) Unassigned ·2,137.8 06/20/24 Bought 2000 of AWX @ $2.158 (Order #g930) Unassigned -4.316.0 06/20/24 Bought 200 of AWX @ $2.14 (Order 119928) Unass1gned -428.0 06/20/24 Bought 900 of AWX @ $2.152 (Order t9928) Unass1gned ·1,g36.8 06/20(14 Bought 700 of AWX @ $2.14 (Order 19926) Unassigned -1.498.0 06/20/24 Bought BOO of AWX @ $2.1516 (Order 119926) Unass1gned -1.721.2 06/20/24 Bought 1n of AWX @ $2.14 (Order 119g24) Unassigned -1,662.7 06/20/24 Bought 1300 of AWX@ $2.14 (Order 19923) Unass1gned ·2,762.0 06/12(14 Bought 220 of AWX @ $2.35 (Order ‘9g21) Unassigned -517.0 05/30/24 Bought 400 of AWX @ $2.45 (Order 119916) Unass1gned -980.0 05/2g/24 Bought g9g of AWX @ $2.37 (Order 19915) Unassigned -2.367.6 05/2g/24 Bought 700 of AWX@ $2.37gg (Order 19914) Unassigned -1.665.9 05/29/24 Bought 200 of AWX@ $2.37 (Order 19914) Unassigned -474.0 05/28/24 Bought g99 of AWX @ $2.265 (Order 19g11) Unassigned -2.262.i 05/26/24 Bought 900 of AWX@ $2.2867 (Order tg910) Unassigned -2.058.0 05/26/24 Bought 999 of AWX @ $2.2781 (Order i9909) Unassigned -2.275.e 05(14(24 Bought 1 of AWX @ $2.36 (Order 119g07) Unassigned -2.3 05/24n4 Bought 305 of AWX@ $2.359g (Order 19907) Unassigned -719.1 05/24/24 Bought 765 of AWX @ $2.40 (Order 19906) Unass1gned -1,836.0 05/24/24 Bought 234 of AWX @ $2.388 (Order 9906) Unassigned -558.7 05/24/24 Bought 666 of AWX @ $2.40 (Order tggo5) Unassigned ·1.598.4

-’-” I 1 ‘ .,. ‘ I—~ Manage Subscnpt1ons 05/24/24 Bought 765 of AWX @ $2.40 (Order 19906) Unassigned -1,836.0 05/24/24 Bought 234 of AWX @ $2.366 (Order 9906) Unass1gned -558.i 05/24/24 Bought 666 of AWX @ $2.40 (Order 19905) Unassigned ·1,598.41 05/24/24 Bought 705 of AWX @ $2.4599 (Order rggo4) Unass1gned -1,734 ~ 05/24/24 Bought 294 of AWX @ $2A5 (Order 19904) Unassigned -720.3 05/24/24 Bought 900 of AWX @ $2.45 (Order 19903) Unass1gned -2,205.0 05/24/24 Bought 200 of AWX @ $2.47 (Order .g902) Unassigned -494.0 05/24/24 Bought 799 of AWX @ $2.4176 (Order 19902) Unass1gned -1,931.€ 05/24/24 Bought 900 of AWX @ $2.45 (Order r9901} Unassigned -2.205.( 05/24/24 Bought 999 of AWX @ $2.40 (Order 19900) Unassigned -2.397€ 05/24/24 Bought 300 of AWX @ $2.45 (Order 19899) Unass1gned -735.C 05/23/24 Bought 54 of AWX @ $2.40 (Order 19896) Unassigned -129.€ 05/23/24 Bought 100 of AWX @ $2.4 0 (Order 19895) Unassigned ·240.C 05/22124 Bought 185 of AWX @ $2.41 (Order r9885) Unassigned ·445.! 05/22/24 Bought 600 of AWX @ $2.4099 (Order 19885) UnaS$1gned ·1,445.! 05/22/24 Bought 115 of AWX @ $2.40 (Order 19685) Unass1gned -276.( 05/21/24 Bought 761 of AWX @ $2.36 (Order 19882) Unassigned -1.795.! 05/21/24 Bought 238 of AWX @ $2.3939 (Order 19682) Unass1gned -569.; 05f21124 Bought 900 of AWX@ $2.3949 (Order 19881) Unassigned -2.155. 05/21/24 Bought 900 of AWX @ $2.3g49 (Order 19880) Unass1gned -2.155. 05/17/24 Bought 9 of AWX @ $2.39 (Order .g873) Unassigned -21. 05/17/24 Bought 591 of AWX @ $2.40 (Order 19873) Unass1gned ·1,418.L 05/17/24 Bought 300 of AWX @ $2.35 (Order 19873} Unass1gned -705.( 05/17/24 Bought 400 of AWX @ $2 40 (Order 19872) Unassigned -960.( 05/17/24 Bought 400 of AWX @ $2.35 (Order 19872} UnaU~gned -940.( 05/17/24 Bought 900 of AWX @ $2.3928 (Order 9871} Unassigned -2,153.! 05/17/24 Bought 999 of AWX @ $2.35 (Order 19870) Unassigned ·2.3471 05/17/24 Bought 900 of AWX @ $2.35 (Order 9869) Unassigned ·2,115.( 04/10/24 Bought 234 of AWX @ $2.2875 (Order 19829) Unassigned -535.: 04/09/24 Bought 400 of AWX @ $2.35 (Order 19828} Unass1gned -940.( 04/09/24 Bought 100 of AWX @ $2.3499 (Order 19828) Unassigned -234.! 04/09/24 Bought 500 of AWX @ $2.275 (Order 19827} ~~ 1,137 ! 04/09/24 Bought 500 of AWX @ $2.2929 (Order 19826) Unassigned -1.146.. 04/09/24 Bought 100 of AWX @ $2.34 (Order 19825) Unass1gned -234.( 04/09/24 Bought 400 of AWX @ $2.275 (Order .g825} Unassigned -910.( 04/08/24 Bought 100 of AWX @ $2.35 (Order t9823) Unassigned 235.( 04/04/24 Bought 200 of AWX@ $2.32 (Order 19821) Unass~gned -464.( 04/04/24 Bought 900 of AWX @ $2.33 (Order 19820) Unass1gned -2.097.( 04/04/24 Bought 900 of AWX @ $2.4071 (Order t9819) Unassigned -2.166..

l’ -~· · r , -=- ‘,1 ‘ ~ Manage Subscnpttons — . . ...... ........ -.& 04/04/24 Bought 200 of AWX @ $2.32 (Order 19821) Unassigned ·464.0 04/04/24 Bought 900 of AWX @ $2.33 (Order 9820) Unassigned -2.097.0 04/04/24 Bought 900 of AWX @ $2.4071 (Order t9819) Unassigned -2.166.3 04/03/24 Bought 200 of AWX@ $2.3197 (Order #9815) Unassigned ·463.9 04/03/24 Bought 200 of AWX @ $2.3199 (Order 19815) Unassigned -463.9 04/03/24 Bought 300 of AWX @ $2.31 (Order 19815) Unass1gned -693.0 04/03/24 Bought 200 of AWX @ $2.265 (Order t9815) Unassigned ·453.0 04/03/24 Bought 900 of AWX @ $2.2826 (Order 19814) Unassigned -2,054.3 04/03/24 Bought 800 of AWX @ $2.2903 (Order 19813) Unassigned -1,832. . < 04/03/24 Bought 900 of AWX @ $2.265 (Order t9812) Unass1gned ·2,038.5 04/02/24 Bought 177 of AWX @ $2.31 (Order 19811) Unassigned -408.~ 04/02/24 Bought 900 of AWX @ $2.40 (Order 19810) Unass1gned ·2,160.0 04/02/24 Bought 572 of AWX @ $2.3663 (Order 19809) Unassigned -1,353.E 04/02/24 Bought 328 of AWX @ $2.40 (Order 19809) Unass1gned -787.2 04/01/24 Bought 29 of AWX @ $2.35 {Order 19808) Unassigned -68.1 04/01/24 Bought 793 of AWX @ $2.305 (Order 19807) Unass1gned -1,827.~ 04/01/24 Bought 107 of AWX @ $2.30 (Order 19806) Unassigned -246.1 03/22/24 Bought 700 of AWX@ $2.44 (Order 9800) Unassigned ·1.708.0 03/22/24 Bought 50 of AWX @ $2.42 (Order 19799) Unassigned -121.0 03/22/24 Bought 200 of AWX @ $2.3299 (Order ~9797) Unassigned ·465.~ 03/22/24 Bought 567 of AWX @ $2.335 (Order 19796) Unassrgned -1,323.~ 03/22/24 Bought 58 of AWX @ $2.35 (Order 19796) Unassigned -136.3 03/22/24 Bought 2 of AWX @ S2.27 (Order 19796) Unassr9ned -4.E 03/2.2/24 Bought 100 of AWX @ $2.335 (Order ~795) Unassigned -233.E 03/22/24 Bought 300 of AWX @ $2.35 (Order 19794) Unassigned -705.0 03/21/24 Bought 182 of AWX@ $2.4199 (Order 19791) Unassigned ·440.L 03/20/24 Bought 425 of AWX @ $2.4017 (Order 19784) Unassigned -1,020.: 03/20/24 Bought 800 of AWX@ $2.355 (Order 19781) Unassigned ·1,884.C 03/20/24 Bought 1400 of AWX @ $2.4399 (Order 19781) Unassigned -3.415.~ 03/18/24 Bought 49 of AWX @ $2.38 (Order 19776) Unassigned -116.{ 03/18/24 Bought 989 of AWX@ $2.3799 (Order t9776) Unassigned -2,353.: 03/18/24 Bought 62 of AWX @ $2.37 (Order 19776) Unassigned ·146.~ 03/18/24 Bought 999 of AWX @ $2.3595 (Order 19775) Unassigned ·2,357. 03/11/24 Bought 162 of AWX@ $2.383 (Order 19774) Unassigned ·386.( 03/11/24 Bought 999 of AWX @ $2.3878 (Order t9773) Unassigned -2,385. 03/11/24 Bought 605 of AWX @ $2.34 (Order t9772) Unassigned -1.415.1 03/11/24 Bought 600 of AWX @ $2.295 (Order t9771) Unassrgned -1,377.( 03/11/24 Bought 210 of AWX @ $2.34 (Order ~771) Unassrgned ·491.L 03/11/24 Bought 999 of AWX @ $2.295 (Order t9770) Unassigned -2,292.

·l ~··I > -:- ‘ 1—f- Manage Subscrrpt1ons 04/03/24 Bought 200 of AWX @ $2.3199 (Order 19815) Unassigned -463.98 04/03/24 Bought 300 of AWX@ $2.31 (Order 19815) Unassigned ·693.00 04/03/24 Bought 200 of AWX @ $2.265 (Order 19815) Unassigned ·453.00 04/03/24 Bought 900 of AWX@ $2.2826 (Order 9814) Unass1gned ·2,05434 04/03/24 Bought 800 of AWX @ $2.2903 (Order ~9813) Unassigned ·1,832.24 04/03/24 Bought 900 of AWX @ $2.265 (Order 19812) Unass1gned ·2,038.50 04/02/24 Bought 177 of AWX @ $2.31 (Order 19811) Unassigned ·408.87 04/02/24 Bought 900 of AWX @ $ 2.40 (Order t9810) Unassigned ·2,160.00 04/02/24 Bought 572 of AWX @ $2.3663 (Order 19809) Unassigned ·1,353.52 04/02/24 Bought 328 of AWX @ $2.40 (Order 19809) Unass1gned ·787.20 04/01/24 Bought 29 of AWX @ $2.35 (Order 19808) Unass1gned -68.15 04/01/24 Bought 793 of AWX @ $2.305 (Order 19807) Unassigned ·1.827.87 04/01/24 Bought 107 of AWX @ $2.30 (Order 19806) Unass1gned ·246.10 03/22/24 Bought 700 of AWX @ $2.44 (Order Jt9BOO) Unassigned ·1.708.00 03/22124 Bought 50 of AWX @ $2A2 (Order 19799) Unassigned ·121.00 03/22/24 Bought 200 of AWX @ $2.3299 (Order 9797) Unassigned · 465.98 03/22124 Bought 567 of AWX @ $2.335 (Order 19796) Unassigned ·1.323.95 03/22/24 Bought 58 of AWX @ $2.35 (Order t9796) Unass1gned ·136.30 03/22/24 Bought 2 of AWX@ $2.27 (Order 19796) Unassigned ·4.54 03/72/24 Bought 100 of AWX @ $2.335 (Order 19795) Unass1gned ·233.50 03/22/24 Bought 300 of AWX @ $2.35 (Order 19794) Unass1gned ·705.00 03/21/24 Bought 182 of AWX@ $2.4199 (Order 19791) Unassigned -440.42 03/20/24 Bought 425 of AWX@ $2.4017 (Order 19784) Unassigned ·1,020.72 03/20/24 Bought 800 of AWX@ $2.355 (Order 19781) Unassigned ·1.884.00 03/20/24 Bought 1400 of AWX @ $2.4399 (Order 19781) Unassogned -3,415.86 03/18/24 Bought 49 of AWX @ $2.38 (Order 19776) Unassigned ·116.62 03/18/2.4 Bought 989 of AWX @ $2.3799 (Order 19776) Unasa1gned ·2,353.72 03/18/24 Bought 62 of AWX @ $2.37 (Order 9776) Unassigned ·146.94 03/18/24 Bought 999 ot AWX @ $2.3595 (Order J9775) Unassigned ·2,357.14 03/11/24 Bought 162 of AWX@ $2.383 (Order 19774) Unassigned ·386.05 03/11/24 Bought 999 of AWX @ $2.3878 (Order 19773) Uness1gned ·2.385.41 03/11/24 Bought 605 of AWX @ $2.34 (Order t9772) Unassigned ·1,415.70 03/11/24 Bought 600 of AWX @ $2.295 (Order 19771) Unassigned ·1,377.00 03/11/24 Bought 210 of AWX@ $2.34 (Order 19771) Unass1gned ·49140 03/11/2.4 Bought 999 of AWX@ $2.295 (Order 19770) Uo.a.u.ignJtS1 ·2.292.71 03/06/24 Bought 900 of AWX @ $2.4199 (Order 19767) Unassigned ·2,177.91 03/06/24 Bought 999 of AWX @ $2.3899 (Order 19765) Unassigned ·2.387.51 03/06/24 Bought 223 of AWX @ $2.38 (Order 9764) Unass1gned ·530.74

·l 11 ~·· ·r J ‘ ‘ 1 ‘:” ·l—f- Manage Subscnpt1ons DOW 39,134.76 A 299.9 (0.77%) NASDAQ 17,721.59 A 0 (O.oo%) S&P 500 5.473.17 T ·13.86 (·0.25”) US Markets Closed Platinum Service “ E TRADE . :o . 1¥, ~Ul111h lrddli1¥J M,,lkt:h & ld.,d> Wh;;t Wt: OHtr (D Tr.Hl.fr·r .!. 0.. ‘A<arch Complete View Portfolios Watch Lists Orders Balances Transactions Banking Tax Center Documents “ Dividend Reinvestment Transactions C Refresh June 21. 2024 4:00AM ET Help & ! Transactions Check Summary Deposit Summery categories Reports Available for Withdrawal Available Cash Available on Margin > Showmore Bodrpalem -8501 $35.70 $35.70 $0.0 0 Transaction Time period From To I All Types ~ v l ~01/12/2024 l ~06/21/2024 “ Filters L custom Security t ype Symbol Description Order t Check 11 Show ——, L’!l Non-cash All Types v ~x_] L.....——ll D U transactrons [’ Sweep actrvrtres Apply Brokerage Update Drsclosure 0 Type Chack/Doposrt Image Doscnphon Catcgones ArT’ou~t S Da:c 03/06/24 Bought 511 of AWX @ $2.38 (Order i9763) Unassrgned ·1.216.18 03/06/24 Bought 389 of AWX @ $2.3799 (Order 19763) Unassigned ·925.78 02/29/24 Bought 400 of AWX@ $2.42 (Order 19761) Unassigned -968.00 Bought 1400 of AWX @ $2.4199 (Order 119761) Unassigned -3.387.86 02/29/24 Bought 200 of AWX@ $2.41 (Order 19761) Unassrgned -482.00 02/29/24 28 of AWX @ $2.455 (Order 19758) Unassrgned -68.74 02/2B/24 Bought Bought 446 of AWX @ $2.51 (Order 19758) Unosslgned ·1.119.46 02/28/24 326 of AWX @ $2.50 (Order 19758) Unassrgned ·815.00 02/28/24 Bought 272 of AWX@ $2.2699 (Order 19756) Unassigned ·617.41 02/28/24 Bought 200 of AWX @ $2.3275 (Order 19749) Unassrgned -465.50 02/15/24 Bought 200 of AWX @ $2.35 (Order 19749) Unassigned -470.00 02/15/24 Bought Unassigned ·2.35 Bought 1 of AWX @ $2.349 (Order 19748) 02/15/24 Unassrgned -151.45 Bought 65 of AWX @ $2.33 (Order 19748) 02/15/24 Bought 184 of AWX@ $2.3499 (Order 119748) Unassigned -432.38 02/15/24 Unassigned -117.00 Bought 50 of AWX @ $2.34 (Order 19748) 02/15/24 Unassigned -690.00 Bought 300 of AWX @ $2.30 (Order 9747) 02/15/24